Exhibit 99.3

Common TV call

COMMON TV CALL

Q4 FY 2018 RESULTS

April 13, 2018

CORPORATE PARTICIPANTs

Salil S. Parekh

Chief Executive Officer and Managing Director

Pravin Rao

Chief Operating Officer

M.D. Ranganath

Chief Financial Officer

PRESS

Sajeet

Bloomberg Quint

Kritika Saxena

CNBC

Rahul Dayama

ET Now

Swati Khandelwal

Business Television India

Salil Parekh

Good Afternoon. I am Salil Parekh, Managing Director and CEO of Infosys. I am joined by Pravin, our COO and Ranga, our CFO. I am delighted to report our Q4 and Full-Year Results and share with you our strategic direction and guidance of Fiscal ’19. After that, I would request Pravin and Ranga to share updates from operations and finance.

In Q4, we had a strong revenue growth; 9.2% in reported terms YoY and 1.8% QoQ in reported terms. Our operating margin in Q4 was 24.7%. For fiscal ’18, we had a growth of 7.2% and our operating margin was 24.3%. Our Financial Services business grew 7.2% YoY. Our Energy and Utilities business 16.1%; and our Europe geography at 22.5%. These robust results demonstrate the underlying strength of our business, the commitment and trust of our clients and the dedication of our employees.

Some highlights from our ‘Strategic Review’ and the ‘Updates’ that have come from the internal discussions:

The strategic review was formed by discussions with clients, employees, the leadership and then through a review of the portfolio of all our businesses. In fact to share with you how our clients are looking at the world, the tech spend and the tech business, let me give you one example. Some weeks ago, I was with the CFO of a large US Fortune 50 company, a longstanding client of us for over 15 years and his comment to me was that he is delighted with the work we are doing for them, he has tremendous trust in our delivery and tremendous respect for all of the work and understanding that we have of his technology landscape. He was even delighted in the work that we are doing to help him, go on his digital journey, as we were navigating him through all of the changes he was making, whether it was on Data, Analytics, on Cloud or on Agile. Those were the sorts of discussions I have had with over 40 clients in the past few weeks and that has really formed our strategy.

Our Strategy comprises of ‘Four Pillars’: The first scaling our Agile Digital business. Today, our Agile Digital business is about $2.8 bn for fiscal ’18. It is a business that is growing robustly in the quarter and for the full year and it is a business that we want to invest in and now scale for the markets, clients and opportunities ahead.

The Second Pillar is ‘Energize Our Core’. Our core businesses are extremely strong and these are businesses that can benefit massively from AI and Nia platform and be applied all across and from Automation.

The Third Pillar reflects all of the aspirations and the goals we have set for our employees. I want all our employees to look at ‘Reskilling Agenda’, both for what they want to do in the future, but also for what the clients are looking for from us and from our employees.

The Fourth pillar really reflects the changing needs in the world today is ‘Localization’ for us within the markets that we operate in. For e.g., the US, Europe and Australia. The localization reflects scaling up of local talent in those markets and building some Delivery Centers as we already done, for e.g., in the US that we build in Indiana or in Connecticut.

So those are the four pillars of our strategy – ‘Agile Digital Scaling’; ‘Energizing our Core’; ‘Reskilling our Employees’ and ‘Localization in the Markets’ that we operate in. All of that around the framework, around the guidance of navigate your next, working with our clients to navigate their next.

With that, let me come now to our guidance. Our guidance for fiscal ’19 in constant currency terms is for revenue growth of 6%-8% and operating margin between 22% and 24%.

With that, let me pause and hand it over to Pravin, followed by Ranga and then we will take questions from you. Go ahead, Pravin?

Pravin Rao

Thank you, Salil. We had a good quarter on the operations front. Revenues from Digital Services increased to 26.8% in Quarter 4 and for fiscal ’18 it stood at 25.5%. During the quarter, we also saw 10 large deal wins with total TCV of $905 mn. This is the highest quarterly TCV win in this financial year. Total TCV win for the year crossed $3 bn. The pipeline remains healthy.

Utilization excluding trainees remain stable at 84.7%. Revenue per employee crossed US$54,600 as compared to US$53,700 in Q3. This is a clear reflection of increased adoption of automation in our core services and improved operational efficiencies. In fact, while revenues for the year grew by 7.2%, the employee headcount increased by only 1.9%. Volumes increased 1.1% and price realization was flattish, once again a reflection of increased mix of newer services and digital services in our portfolio. Attrition increased to 16.6% as compared to 15.8%, the previous quarter. However, the high performer attrition has come down dramatically to 9.4%.

We are also pleased to announce compensation revision for 85% of our employees, starting April. For rest of the employees, primarily middle management and senior management it will be effective July 1st. This is for both onsite and offshore. Similar to last year, there will be much more focus on differentiation based on performance and contribution. Majority of the employees in India will get raises ranging from mid-single digit to high-single digit.

With this, I will pass on to Ranga.

M.D. Ranganath

Thanks, Salil and Pravin. As Salil and Pravin mentioned, in fiscal ’18 we saw very good performance and most importantly, resilient performance. I am going to talk about the Margins, Cash Flow Generation, the Capital Allocation Policy and Dividends.

In Fiscal ’18, our operating margins were very resilient at 24.3%. It was on the back of several operational efficiency measures that we undertook plus productivity improvements. Talking about Productivity, our revenue per employee crossed $54,500 in fiscal ’18 which is a YoY increase of 6.3%. This is primarily on the back of the revenues growing at 7.2%, whereas the headcount grew just 1.9%. Our free cash flow during the year was very strong, it grew 15.3% YoY, double the rate of the revenue growth of 7.2%.

Today, the Board approved a revised capital allocation policy. The capital allocation policy has two parts - the first part as announced in fiscal 2017, the Board decided to continue to pay upto 70% of free cash flow to the shareholders for the corresponding financial year. In addition, for fiscal ’19, the Board has identified up to $2 bn to be returned to shareholders in a manner to be decided by the Board subsequently. Out of this, up to $2 bn, $400 mn would be paid by way of a special dividend which we have announced today. The balance upto $1.6 bn would be paid in a manner to be decided by the Board subsequently. We will make announcements in this regard as we make progress.

Dividend - The final dividend that was announced today of Rs.20.5. If we include the interim dividend of Rs.13, the total dividend is Rs.33.5. The total dividend payout this year excluding the special dividend is 30% higher than last year.

With this, let me stop here and we will await for questions.

Sajeet

Good Evening, gentlemen. I am Sajeet here from Bloomberg Quint. Mr. Parekh, a couple of questions to you and then to others; the first one is with respect to the guidance of 6-8%, what are the factors you have taken into account while going for that guidance? You spoke about the strategic review which you have done. How is this different from the strategic path which was laid by your predecessor? And you were planning to sell Skava and Panaya. What is the reason for that? Do you think in hindsight that that was a wrong acquisition that you did? For Mr. Rao, you spoke about Digital. Of the $905 mn TCV, what is the new orders which came from Digital and what kind of margins are we seeing in that? Are you seeing still some small deals coming in or bigger ones coming in? Ranga, the margin is 22-24% guidance. You are bringing it down by a bit. What is the reason for that? Are you seeing any headwinds coming in the quarter?

Salil Parekh

Let me start. Thank you. I think there were three questions; first on the guidance on revenue. My sense of the market is, we see a market that is in a stable to good condition. Some of our businesses are doing well as I described. You heard from Pravin on the specifics of some of the other businesses within our mix. Given those external factors and our own positioning, that was the range of guidance that we developed. In terms of the strategic review, the approach I have taken as I shared was really meeting with our clients, our employees, our leadership and then reviewing our portfolio. What you heard from me about our clients is really where we are going. Our strategy is built on where our clients’ digital journey is taking them and for us, to have relevance for the future with our clients. That is why we have the four pillars – the first being ‘Agile Digital’, second being ‘Energizing our Core’, third being ‘Reskilling our Employees’ and the fourth pillar being ‘Building Localization’ in the markets we operate in.

In terms of Panaya and Skava, we did a strategic review of our portfolio. We looked at where our strategic direction was which is what I just described. It comprises of Digital and Core IT services and a strong suite of product portfolio for e.g., Finacle, platforms such as Edge, Nia which we are further expanding and McCamish which is an Insurance platform. Within that strategic review, we decided to initiate active interest in Panaya and Skava from external buyers because it did not fit all of the criteria we have today for scaling our businesses given the conditions we have for the business today.

Pravin Rao

On the large deal front, 32% of 905 mn TCV was net new. We do not track how much of percentage of digital from a large deal perspective, but there is an element of digital in most of the large deals particularly with respect to cloud transformation, modernization and so on. In terms of overall size of digital deals, the sizes are definitely increasing. But the deals are also becoming more complex because now digital is moving beyond the user experience, the front-end to modernizing the back-end, analytics, the integration between the front-end and back-end and so on.

M.D. Ranganath

The operating margins, as you know for this year that is fiscal ‘18 we had given the guidance of 23% to 25%. Finally, we delivered 24.3%, higher than the mid-point. For this year there are four reasons. One, we want to invest in digital wherever we are under-invested. Two, we want to fool proof our US talent model. Three, we also want to revitalize our sales for further accelerating the deal wins. Four, we also want to repurpose our employees given our digital journey. That is why we have said 22% to 24%. But nevertheless, all the operational efficiency, productivity focus that we have shown in the last 2 years, there will be unwavering focus on that. But at the same time we want to invest to leverage the business opportunities.

Participant

Just to add write-down on Panaya and Skava you can elaborate on that?

M.D. Ranganath

Sure. Infosys has over 40 subsidiaries, right. Of this, Infosys Limited is the largest group. So Infosys Limited invested in Panaya and Skava by way of acquisition. Now for the reasons that Salil mentioned, the company is exploring opportunities for potential buyers and evaluating them. Once such a decision is taken to evaluate sale, we have to classify them as assets ‘held for sale’ in our financial statements, that is the requirement of accounting standards. We have done that. And after reclassification, we have assessed the fair value and taken an impairment. In the consolidated books of Infosys Group, it is $18 mn, but the write-down of value in the standalone books of Infosys Limited is $90 mn.

Kritika Saxena

Hi gentlemen, congratulations for a good set of numbers. Kritika Saxena from CNBC. Let me take the first question to Ranga since you were just talking about Skava and Panaya. Will there be a further impairment given that you are looking at March 2019, a) why such a long period for this sale? Are there any potential buyers that you have already identified? And I do not want to go into what has happened in the past of course, but the fact is that a lot has been talked around Skava and Panaya. You bet big on Skava and Panaya, so what changed then? Are you admitting that it was perhaps a mistake to acquire these companies, what changed then? Salil, I wanted to understand the acquisition strategy from you as well. There is a $75 mn acquisition that has come in, it is largely around digital creative and consumer insights. So specifically in terms of acquisition, what are the areas going to be? Based on your strategic review, is it largely going to be these niche digital focus companies, could there be firms with traditional capabilities that you would want to bring in so that is for Salil. I also wanted to understand from you based on your guidance, it has looked like FY19 is going to be a better year, but if you can just give us a breakup, the fact is that US was expected to be slightly soft last quarter. You were bullish on BFS, so I want to understand by when are you going to see that volatility in BFS reduce? In two quarters’ time do you expect that to start seeing a significant jump up? Will India continue to remain volatile for you in the near term? Pravin, little understanding as far as the impact of the compensation is concerned. 85% already going to be given out, so remaining by when would that come in? In terms of attrition as well given the fact that Q4 is slightly weak on attrition, I wanted to understand from you what is your outlook in terms of bringing that down further. And Ranga, also if you can give us breakup on margins. I know there are a lot of questions to remember. I will reiterate if you need.

M.D. Ranganath

Thank you. Let me take one by one. Coming to the Panaya and Skava as I was explaining earlier, based on the management's intention to pursue sale, we had to reclassify them as assets held for sale and we had to apply specific requirements of the accounting standards to assess the fair value and we have taken a diminution in value and write-down of value of $ 90 mn in the standalone books and $ 18 mn in consolidated books. So aggregate at the group level, the impairment impact is 18 mn. So, the reason for March 2019 is not that we are going to wait, it is a requirement of the accounting standards that within one year we need to really see what opportunities are there to pursue the sale. That is where it is and is based on the fair value assessment.

Margin, overall as I was responding earlier, last year we gave 23% to 25% margin guidance and we had a very robust operating margin performance, we ended at 24.3%. This year, 1) We looked at all the investments that we need to make in underinvested areas of digital; 2) Revitalize our sales for much more accelerated deal wins; 3) To fool proof our US talent model which we started last year, we want to further accelerate that and 4) repurposing the employees, retraining the employees. So while we have given this guidance, at the same time our focus on operational efficiencies, productivity that we have carried out, for e.g., all the indicators that I keep talking about that unwavering focus will continue so that is where.

Salil Parekh

On the acquisitions, first, our view is we are committed to continuing with the approach on acquisitions which fit in with our future focus on strategy. Again, along the four elements – Agile Digital, Energize the Core, Reskill and Localization, the acquisition we announced today squarely fits into the digital scaleup for us. So it is really underwriting the strategy that we are more fully exposing in the market and executing upon. In terms of where we go in the future, we will continue to look for those. There is no timeframe by which we will do X or Y. We will be continuing to look at what will fit into this digital framework that we have developed.

The way we see the guidance for fiscal ‘19, my view is given all of the dynamics in the market and our own internal businesses, that is the reason we set the guidance of 6% to 8%. Financial Services, I shared with you the numbers in our fact sheet. We have more granular numbers for Financial Services as well and we see that being the case for fiscal ‘19. On India, we had negative growth in fiscal ‘18. We have large projects which were coming off. We see that the business in India outside of those large projects is in a good shape. Those businesses will continue, but as the large projects wind down, that effect will stay in the business.

Kritika Saxena

For another two quarters the soft areas?

Salil Parekh

We have not given anything more specific than the 6% to 8% for the full year at this stage.

Pravin Rao

On the compensation front, as I said for 85% of the employees both onsite and offshore, compensation will be effective April 1st. For the remainder 15%, it will be effective July 1st, so that is the thing on the compensation. From attrition front, while the attrition has marginally increased as compared to Quarter 3. The high-performance attrition has dramatically come down from 14% to 9.4%. Our focus is primarily differentiating people and making sure we continue to invest in people in terms of reskilling, that is very critical for us and provide an environment where people are engaged, happy and motivated to work. That effort will still continue and we are not too worried about this 16%, it is in the normal band that we typically see.

Kritika Saxena

It is seasonal, right?

Pravin Rao

It is seasonal for Q4, even in Q1 also you will probably see a marginal upside because there are people going in for higher studies and so on. Our attrition will normally be in this band of 12%--16%, so we are not unduly worried on that account.

Rahul Dayama

Hi everyone, this is Rahul Dayama from ET Now. Salil, first you and of course a few questions for both of you. How different is your articulated strategy from renew and new because you spoke about focusing on the core business and also digital really being the big focus area. With the guidance that you come out for FY ‘19, is the confidence now to give out industry matching growth rates because it also sets in what NASSCOM has guided for next year. Pravin, for you in terms of geographies really, could you elaborate a bit of a stress on North America, is this a one quarter issue. India is something that you have pointed out, is this because the GST payments have sort of come by that you are seeing that dip really. Ranga, we should again ask you about the subsidiaries, does it really validate the concerns that the promoter group had raised because all these three acquisitions that you made were done under the previous tenure of Vishal Sikka and they are all future businesses really looking ahead in terms of digital. Salil, if you could also talk about all three of them really the business that you are looking to sell really are future businesses in a sense. So why the strategic review of that? Thank you so much.

Salil Parekh

Our strategic approach going forward is squarely focused on digital and let me really talk about where we are going. Our clients have a huge relationship and trust with us today. We understand their landscape, their technology foundations. They are themselves transforming and going on a journey. Whether they are doing that via the cloud, via digital, via data, via analytics, to have our position that we have which is having that deep understanding of where they are, we are in the best position to navigate for their future, so that is our strategy. Our strategy is we build out our digital business with our clients because that makes us relevant for our future. The core is extremely critical, we need that, we have a deep strength in that and our clients appreciate the confidence that we bring in delivering the core to them. So that is the approach we have taken and the two other pillars which relate to re-skilling and localization.

Our guidance is based on where we see the market today and where we see our own business whether the business is across service lines or sectors or geographies. Given those two combinations is how we set the guidance.

Pravin Rao

From a geography perspective for the year, we have had that, tremendous growth in Europe; even in Rest of the World the growth has been higher than at the Infosys level. North America has been soft, but there is no real macro trend per se. In some of the verticals like banking and some of the large banks, there has been softness in spending. So it is difficult to predict whether things will improve in the coming year. Our expectation is some of the spend should come back given that there is less focus on regulatory stuff and almost every client in every industry is focusing on changing the business versus running the business. So there is a clear expectation that spend will come back, but it remains to be seen. We have factored all these things when we gave the guidance.

M.D. Ranganath

On the subsidiaries, we have over 40 subsidiaries. Periodically, we undertake the review of the subsidiaries. As Salil said earlier, in this quarter we undertook a strategic review of all our portfolio, all the services, platforms, products to see where we need to accelerate our investment given our digital priorities and where the alignment is not diminished in terms of the overall strategic direction that we have laid out. In that regard, the intention to sell both Panaya and Skava was result of that exercise. After that, we have reclassified them. We went ahead with the accounting standards and it resulted in the diminishing value of $ 90 mn in the standalone books of Infosys Limited and the consolidated impact was $18 mn.

Swati Khandelwal

I am Swati Khandelwal from Business Television India. Most of it is of course being answered in terms of the guidance and all of that, but I want to still understand from you on the valuations for Panaya and Skava, what is that you are expecting and the timeline you have mentioned that the kind of valuation that you think it will fetch, one?

Biggest risks to your guidance that you have given, while it is in line with the expectations pretty much on the street, but there was a section of analysts who expected slightly higher than 8% perhaps, so why the guidance is in this range that you thought and what are the biggest risks to the same?

Road map for digital growth, I know you specified about this acquisition which is again in that space, but what is the roadmap looking like and specific to this acquisition, what kind of EPS accretion are you looking to get from this one? Also biggest risks, as I asked you, on onsite hiring and sectoral growth that you would like to talk on?

Salil Parekh

I will start with one of the questions which relates to what is the detailing behind the Digital Thinking. There are five elements within our digital thinking. They relate to what we call Experience or user view of digital that involves mobility and user interfaces. It relates to Insights which are about data, analytics and AI. It then relates to Modernization or acceleration which are about taking scale change to the portfolio of technology that clients have. For example, a cloud migration or modernization of Legacy applications. It then relates to Innovation where we talk about things like IoT or vertical platforms, for example, the McCamish one I described before. Then, finally, it relates to Assurance which is about cyber security and about the rejuvenation of our testing approach in the digital world. All of the focus going ahead in terms of our digital detail service architecture falls in these five categories. The acquisition that we have made and announced today is squarely within the Experience part. We focus our thinking, execution, investments in those five areas to scale it up. This is where our clients are going and then making sure that we look at some of the acquisition in the future, how they relate to these five, and fit into this architecture.

Swati Khandelwal

The subsidiaries that you are looking to.

M.D. Ranganath

Once the classification is made, that is, asset held for sale, there is a very specific methodology that we need to adopt to assess the fair value. We engaged an independent valuer who assessed the fair value, I think that is what has been reflected and based on which we have taken the impairment in the books of both the Infosys Limited as well as the consolidated books. So our objective is to pursue in such a way that makes economic sense to the company at what price we sell.

Swati Khandelwal

Onsite hiring and sectoral growth.

Pravin Rao

On onsite hiring on an average we typically recruit about 800 to 1000 people per quarter. As you are aware, we have an ambitious program to localize starting with US. We have made a commitment of about 10,000 local hiring in US in the next 18 to 24 months. We are looking at both hiring fresh graduate from colleges as well as lateral hiring. We have had good successes in the last two quarters on hiring from campuses. We have hired about 800 graduates so far and we expect to continue. Most importantly we have seen about 60% to 65% of those people, we have been able to deploy them on projects as well. So the onsite hiring is going well, and we are fairly confident of meeting our commitment of about 10,000 plus people over the next 18 to 24 months.

On the sectoral front, this year we have seen tremendous growth in Insurance, we have seen tremendous growth in Energy and Utilities and in Telecom space whereas growth has been bit muted in Manufacturing and Retail. Going forward, we continue to see strong growth in Utilities. In Energy particularly with oil price stabilizing, we expect lot more spend coming back in the Energy space. We continue to see good momentum in Telecom. BFSI to some extent was a bit of an aberration for us this year. If you consider the Insurance as well on a constant currency basis, BFSI growth was similar to Infosys growth, but if you remove Insurance and consider only BFS, the growth was much lower. But we have had an impact of, last year we had RBS one of our clients where we had to ramp down because one of the programs got canceled. If you ignore that impact, if you normalize for the RBS impact, the growth of BFS also would have been similar to Infosys.

Swati Khandelwal

What are the concerns or the risks that you see to the guidance that you have given, and why lower guidance, I mean why could it not be higher than what you give?

M.D. Ranganath

You are referring to revenue guidance or the margin guidance?

Swati Khandelwal

Revenue guidance.

M.D. Ranganath

Revenue guidance has, as Salil said, I think is always based on what we see at this point in time based on the visibility.

Swati Khandelwal

The challenges that you see in meeting that?

M.D. Ranganath

Whatever at this point in time we know we could asses, we have already incorporated in those things.

Swati Khandelwal

Because it is a last question, I would like to know Salil, it has been three months that you took on and very interesting challenging job in that sense, but how is it that you have spotted or any specific remarks that you would like to make on what you found was something that you would like to change in the way the company worked on the strategy front?

Salil Parekh

Actually, what I have discovered is something that is hugely positive. The loyalty we have from our clients, the trust that they have in us and the delivery capability that we have and then the clients we especially have is hugely positive. So I would look forward to actually expanding on that foundation and building this really great agile digital future for the company.

Participant

Ranga, can you please elaborate on capital allocation policy and the thinking behind it because FY18, FY19 there are changes? Nearly 20,000 crore we did last year in dividends. Also want to understand from you, the innovation fund of 500 mn that you have since you have had a strategic review, has any thinking gone behind the innovation fund that you have given the fact that you were investing on new age business and startups out of that?

M.D. Ranganath

Let me come to the capital allocation policy. Our objective is always to give a capital allocation policy that is comprehensive and most importantly predictable. Predictability is important, so we have addressed this in two ways. One, we have clearly articulated that every year up to 70% of the free cash flow will be returned to shareholders in a particular manner. That is the new cash that is generated every year. Second part is we have also addressed how the current cash that is sitting on the Balance Sheet would be distributed to the shareholders, so coming to the second part, we have said that up to $2 bn would be returned to the shareholders in a manner that will be decided by the Board. Out of that $ 2 bn, Board has already decided that $ 400 mn would be given as a special dividend immediately. The balance $ 1.6 bn would be decided in what manner to be returned to the shareholders at the appropriate time by the Board.

Innovation fund continues to be important for us and in fact this quarter also we made one more investment. We enhanced our investment stake in a particular company that is integral to our digital journey.

Participant

So the $500 mn fund that you had kind of thought of still remains?

M.D. Ranganath

Of course, that is earmarked always.